Exhibit 99.1

Ayr Wellness Announces Opening of Third Las Vegas Location of The

Dispensary NV

The Dispensary NV Opened February 27, 2021

Toronto, Ontario, March 1, 2021 – Ayr Wellness (CSE: AYR.A, OTCQX: AYRWF, “Ayr” or “the Company”), a leading vertically integrated cannabis multi-state operator, is pleased to announce the opening of its third Las Vegas location under The Dispensary NV banner on February 27, 2021. This is Ayr's fourth location under The Dispensary NV banner and sixth location in Nevada, including two dispensaries under the Mynt banner in the Reno area.

The Dispensary NV Eastern Express is located just across the border of West Henderson at 8605 South Eastern Ave, Suite A, near a high-traffic intersection in the vicinity of McCarren International Airport. Its sister location, The Dispensary NV Henderson, one of the Nevada’s most productive dispensaries with ~1,500 transactions per day, serves East Henderson, approximately seven miles away.

“We’re thrilled to open our third premier Las Vegas location. We live by a Fast, Fresh and Friendly approach in all aspects of our business, and our new Eastern Express location is here to offer the greater Las Vegas community a seamless process to finding the right product, at the right price, as quickly as possible,” said Zed Schlott, Head of Nevada Operations.

The 2,100 ft2 location has nine points of sale and is designed for easy access, fast in-store and curbside pick-up times. The Dispensary is targeting 10-minutes from order to curbside pick-up, the fastest turnaround time in Nevada. Store hours are Monday to Sunday 8 AM PT - 11 PM PT. Customers will have Order Online options 24/7, with Same Day Delivery on orders before 5 PM and Curbside Pickup from 8 AM PT – 11 AM PT seven days a week.

The Dispensary NV Eastern Express opened on February 27, 2021. Details on opening promotions, the store menu and hours of operation can be found at https://www.thedispensarynv.com/.

“Our continued development in Nevada, particularly in the important Greater Las Vegas market, is a testament to the strength of Ayr’s disciplined, strategic approach to expansion. We continue to deepen our presence in our existing markets while concurrently expanding into new states,” said Jonathan Sandelman, CEO of Ayr Wellness.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained; acquisitions may not be able to be completed on satisfactory terms or at all; and Ayr may not be able to raise additional debt or equity capital. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator, focused on delivering the highest quality cannabis products and customer experience throughout its footprint. Based on the belief that everything starts with the quality of the plant, the Company is focused on superior cultivation to grow superior branded cannabis products. Ayr strives to enrich consumers’ experience every day through the wellness and wonder of cannabis.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they touch. For more information, please visit www.ayrwellness.com.

Company Contact:

Megan Kulick

Head of Investor Relations

T: (646) 977-7914

Email: IR@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA

Gateway Investor Relations

T: (949) 574-3860

Email: IR@ayrwellness.com